Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                November 4, 2019


VIA EDGAR FILING

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1562
     Defined Outcome Trust: Large Cap Buffer 20 Portfolio, [February 2021]
                       File Nos. 333-215788 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comments given during a telephone conversation with our office regarding amendment no. 4 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1562, filed on October 7, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Defined Outcome Trust: Large Cap Buffer 20 Portfolio, [February 2021] (the "Trust").

PROSPECTUS

Cover Page

      1. Because the Trust includes the phrase "Large-Cap" in its name, please include a policy to invest at least 80% of the value of the Trust's assets in large-capitalization securities or in the economic equivalent of large-capitalization securities.

      Response: In response to this comment, the Trust has added the following sentence to the "Principal Investment Strategy" section: "Under normal circumstances, the trust will invest at least 80% of the value of its assets in the economic equivalent of large-capitalization securities, as represented by FLEX Options that entitle the trust purchase or sell shares of the Reference Asset."

      2. In the last sentence of the explanatory paragraph on the cover page, please add the word "potential" so that sentence reads as follows:
"Additionally, investors that purchase units at a price that is above the unit price at inception will have a potential maximum return .... "

      Response: The disclosure has been revised as requested.

Investment Summary - Investment Objective

      3. The prospectus uses the defined term "ETF" to refer the SPDR(R) S&P 500(R) ETF Trust. Please revise this defined term to clarify that this is a reference asset.

      Response: In response to this comment, the defined term has been revised to "Reference Asset."

Investment Summary - Principal Investment Strategies

      4. Please disclose the capped return, buffered amount, maximum loss and annualized maximum return either in the "Investment Objective" or in the beginning of the "Principal Investment Strategies" section.

      Response: The disclosure has been revised as requested.

      5. In the next filing, please fill in the blanks in the "Principal Investment Strategies" section, including providing the hypothetical total amount graph.

      Response: The information will be provided under a separate cover.

      6. At the end of the last sentence of the third and fourth paragraphs under the "Principal Investment Strategies" section, please add the following:
", reduced by fees and expenses of the trust."

      Response: These paragraphs, along with a substantial portion of the "Principal Investment Strategies" section, has been revised for clarity. The revised language incorporates this comment.

      7. In the first sentence of the fifth paragraph under under the "Principal Investment Strategies" section, please revise the phrase "receives a return" because a unitholder will not receive a return of the reference asset has a negative performance.

      Response: In response to this comment, the phrase has been revised to "receives a payout" whenever applicable in the revised "Principal Investment Strategies" section.

Additional Revisions

      As noted above, the "Principal Investment Strategies" section has been revised for clarity. In addition, the cap, buffer, returns and hypothetical examples in the prospectus will have values provided using FLEX Option values as of the day before deposit. The prospectus has also been revised to include disclosures regarding the portfolio consultant, portfolio consulting fee and licensing fee. Lastly, the tax disclosures have been modified to reflect that the Trust intends to qualify as a regulated investment company.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren